P.E. 2/19/02

02016097

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

19 February 2002

mmO2 plc

5 Longwalk Road, Stockley Park East
Uxbridge, Middlesex, UB11 1TT, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Enclosure:

One Company Announcement notification dated 7th February 2002 sent to the London Stock Exchange, under its requirements to submit notification of a development affecting its business.

One Company Announcement notification dated 19th February 2002 sent to the London Stock Exchange, under its requirements to submit notification of a development affecting its business.

WKM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mmO2 plc

Date: 15 February 2002

By: ____________________________

ROBERT HARWOOD
Assistant Secretary

GENIE LAUNCHES UK'S FIRST INTEGRATED INSTANT MESSAGING SERVICE

Released: 15 February 2002

Genie, the mobile Internet business of mmO2, today launched the UK's first fully integrated instant messaging (IM) service. Called Genie IM, it allows customers to hold text-based conversations in real-time via their mobile phone or a fixed PC.

The business also announced it has begun trials of multimedia messaging services (MMS) - the ability to send and receive a combination of text, sounds, images and video as a single message - and revealed the latest customer number for GenieMobile, its online mobile phone operation.

Genie IM enables customers to see when their contacts or 'buddies' are online and begin instant, two-way communication via the Web through their PC and/or mobile internet (WAP) phone using conventional GSM and high-speed GPRS mobile data networks. The service can also be used through a non-WAP enabled phone using standard text (SMS). This service is only available to BT Cellnet customers. To date, instant messaging in the UK has been restricted to PC-to-PC communication.

From today, Genie IM will be free to BT Cellnet customers and users of other mobile networks in the UK for the first three months. Genie IM will be rolled out to mmO2's other European businesses in Germany, Holland and Ireland, later this year.

mmO_2 is testing a number of multimedia messaging services, such as a photographs with greeting cards attached, music and home video clips, prior to its planned launch at the end of this year. The introduction of MMS is widely expected to be a key driver in encouraging mobile phone owners to move from GSM to GPRS.

Kent Thexton, mmO2's Chief Data Officer and Genie President, said: "Instant messaging is expected to become bigger than email in the next few years. During this year, we'll see messaging services gather consumer momentum and with the launch of Genie IM and our multimedia messaging trials, and subsequent launch, mmO2 is ideally placed to capture this interest and continue to drive the uptake of GPRS and mobile data services."

Genie IM is the third product from Genie to demonstrate its commitment to delivering innovative mobile data solutions for mmO2. This follows the launch of its data centric mobile phone operation, GenieMobile, in November 2000 and GenieOne - a consumer unified messaging service - in November 2001. Since its launch, GenieMobile has attracted 250,000 customers generating above industry norm average revenue per user (ARPU) levels.

All aspects of the GenieMobile customer experience occur online, from purchase to care and billing, allowing GenieMobile to cut out the middleman and pass on cost savings direct to customers. As standard, all tariffs include free mobile Internet access (WAP) and a volume of free text (SMS) messages.

Note to Editors

Genie IM also differs from competitive services in the UK by offering full compatibility with Microsoft® MSN Messenger so users can add existing MSN 'buddies' to their contact list. It is working with other fixed Internet portals and wireless operator partners to ensure cross-network interoperability.

Based on advanced technology from Openwave (Nasdaq: OPWV), the worldwide leader of open Internet Protocol (IP)-based communication infrastructure software and applications, Genie IM also includes chat facilities as well as quick text tools that can be utilised over the Web, WAP and SMS.

Future enhancements will see Genie IM become fully compatible with a number of wireless handheld data devices, including mmO2's O2 xda, which is available from the spring. In the long-term it will also be offered on Java-based pocket PC's.

In addition, Genie is in negotiation with a number of world-class infrastructure, device, handset, content and application partners to develop multimedia messaging for launch into the market by Christmas, 2002. Genie IM will be updated in the future with multimedia capability, through MMS.

mmO2

mmO2 has 100% ownership of mobile network operators in four countries: the UK (BT Cellnet), Germany (Viag Interkom), the Netherlands (Telfort Mobiel), and Ireland (Digifone). Additionally it has operations on the Isle of Man (Manx Telecom) and a leading European mobile internet portal business, Genie.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, the Netherlands, and Germany. mmO2 also expects to apply for a 3G licence in Ireland, where the licence competition was launched on 18 December 2001.

mmO2 has approximately 17.25 million customers and over 15,000 employees, with revenues for the year ended 31 March 2001 of £3.2 billion. Data represented 12.8% of total service revenues in the quarter ending December 31, 2001.

mmO2 Contacts:

Simon Gordon
PR Manager
mmO2 plc
simon.gordon@o2.com
t: +44 (0)771 007 0698

Kevin Caruth
Genie
kevin.caruth@genieinternet.com
t: +44 (0)777 196 4595

mmO2 Corporate Communications
t: +44 (0)20 8606 1402